Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2024 and March 31, 2025	F-2

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2024 and 2025	F-4

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2024 and 2025	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2024 and 2025	F-7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-9

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
			Note 2(d)
Assets
Current assets:
Cash and cash equivalents	10,249,382	9,601,900	1,323,177
Time deposits	3,588,475	3,937,921	542,660
Restricted cash	50,000	50,950	7,021
Accounts receivable, net	1,226,875	1,007,515	138,839
Amount due from related parties	786,677	1,071,470	147,652
Prepayments and other current assets	1,148,111	1,052,801	145,080
Short-term investments	2,706,535	3,856,835	531,486

Total current assets	19,756,055	20,579,392	2,835,915

Non-current assets:
Property and equipment, net	589,227	522,109	71,949
Production cost, net	1,851,207	1,753,344	241,617
Intangible assets, net	3,201,012	3,199,545	440,909
Deferred tax assets	135,131	142,237	19,601
Goodwill	2,725,130	2,725,130	375,533
Long-term investments, net	3,911,592	3,919,494	540,121
Other long-term assets	529,146	439,239	60,529

Total non-current assets	12,942,445	12,701,098	1,750,259

Total assets	32,698,500	33,280,490	4,586,174

Liabilities
Current liabilities:
Accounts payable	4,801,416	4,983,062	686,684
Salary and welfare payable	1,599,482	1,200,571	165,443
Taxes payable	428,932	376,961	51,947
Short-term loan and current portion of long-term debt	1,571,836	1,818,124	250,544
Deferred revenue	3,802,307	3,848,682	530,363
Accrued liabilities and other payables	2,554,281	2,845,213	392,081
Amount due to related parties	4,549	32,164	4,432

Total current liabilities	14,762,803	15,104,777	2,081,494

Non-current liabilities:
Long-term debt	3,264,153	3,264,089	449,803
Other long-term liabilities	567,631	531,276	73,212

Total non-current liabilities	3,831,784	3,795,365	523,015

Total liabilities	18,594,587	18,900,142	2,604,509

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share data)

	December 31, 2024	March 31, 2025	March 31, 2025
	RMB	RMB	US$
			Note 2(d)
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2024; US$0.0001 par value; 100,000,000 shares authorized, 82,366,214 shares issued and outstanding as of March 31, 2025)	52	51	7
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 332,838,671 shares outstanding as of December 31, 2024; US$0.0001 par value; 9,800,000,000 shares authorized, 338,895,203 shares issued, 335,620,287 shares outstanding as of March 31, 2025)	216	218	30
Additional paid-in capital	41,454,130	41,747,152	5,752,912
Statutory reserves	48,642	48,642	6,703
Accumulated other comprehensive income	266,816	260,905	35,954
Accumulated deficit	(27,661,459)	(27,670,561)	(3,813,105)

Total Bilibili Inc.’s shareholders’ equity	14,108,397	14,386,407	1,982,501

Noncontrolling interests	(4,484)	(6,059)	(836)

Total shareholders’ equity	14,103,913	14,380,348	1,981,665

Total liabilities and shareholders’ equity	32,698,500	33,280,490	4,586,174

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2024	2025	2025
	RMB	RMB	US$ Note 2(d)
Net revenues
Value-added services	2,528,909	2,807,340	386,862
Advertising	1,668,584	1,997,635	275,281
Mobile games	982,810	1,731,155	238,560
IP derivatives and others	484,297	467,118	64,370
Total net revenues	5,664,600	7,003,248	965,073

Cost of revenues	(4,059,240)	(4,464,150)	(615,176)

Gross profit	1,605,360	2,539,098	349,897
Operating expenses:
Sales and marketing expenses	(927,059)	(1,166,975)	(160,813)
General and administrative expenses	(531,777)	(515,638)	(71,057)
Research and development expenses	(965,120)	(841,477)	(115,959)

Total operating expenses	(2,423,956)	(2,524,090)	(347,829)

(Loss)/profit from operations	(818,596)	15,008	2,068
Other income/(expense):
Investment loss, net (including impairments)	(21,249)	(62,203)	(8,572)
Interest income	133,207	94,173	12,977
Interest expense	(31,574)	(32,571)	(4,488)
Exchange losses	(58,060)	(11,659)	(1,607)
Debt extinguishment loss	(20,980)	—	—
Others, net	54,183	(1,837)	(253)

Total other income/(expense), net	55,527	(14,097)	(1,943)

(Loss)/profit before income tax expenses	(763,069)	911	125
Income tax	(1,562)	(11,588)	(1,597)

Net loss	(764,631)	(10,677)	(1,472)
Net loss attributable to noncontrolling interests	16,086	1,575	217

Net loss attributable to the Bilibili Inc.’s shareholders	(748,545)	(9,102)	(1,255)

Net loss	(764,631)	(10,677)	(1,472)

Other comprehensive income/(loss):
Foreign currency translation adjustments	2,496	(5,911)	(815)
Total other comprehensive income/(loss)	2,496	(5,911)	(815)

Total comprehensive loss	(762,135)	(16,588)	(2,287)

Comprehensive loss attributable to noncontrolling interests	16,086	1,575	217

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(746,049)	(15,013)	(2,070)

Net loss per share, basic	(1.80)	(0.02)	(0.00)
Net loss per share, diluted	(1.80)	(0.02)	(0.00)
Net loss per ADS, basic	(1.80)	(0.02)	(0.00)
Net loss per ADS, diluted	(1.80)	(0.02)	(0.00)
Weighted average number of ordinary shares, basic	415,274,340	420,086,397	420,086,397
Weighted average number of ordinary shares, diluted	415,274,340	420,086,397	420,086,397
Weighted average number of ADS, basic	415,274,340	420,086,397	420,086,397
Weighted average number of ADS, diluted	415,274,340	420,086,397	420,086,397
Share-based compensation expenses included in:
Cost of revenues	13,677	23,996	3,307
Sales and marketing expenses	12,560	16,417	2,262
General and administrative expenses	157,824	144,497	19,912
Research and development expenses	80,525	105,855	14,587

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2023	83,715,114	52	325,800,880	213	40,445,175	44,749	212,477	(26,310,766)	12,367	14,404,267
Net loss	—	—	—	—	—	—	—	(748,545)	(16,086)	(764,631)
Share-based compensation	—	—	—	—	264,586	—	—	—	—	264,586
Share issuance from exercise of share options	—	—	809,874	1	—	—	—	—	—	1
Share issuance from vest of restricted share units	—	—	12,500	*	—	—	—	—	—	*
Foreign currency translation adjustments	—	—	—	—	—	—	2,496	—	—	2,496

Balance at March 31, 2024	83,715,114	52	326,623,254	214	40,709,761	44,749	214,973	(27,059,311)	3,719	13,906,719

*	Less than 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Accumulated deficit	Noncontrolling interests	Total shareholders’ equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2024	83,715,114	52	329,358,672	216	41,454,130	48,642	266,816	(27,661,459)	(4,484)	14,103,913
Net loss	—	—	—	—	—	—	—	(9,102)	(1,575)	(10,677)
Share-based compensation	—	—	—	—	290,765	—	—	—	—	290,765
Share issuance from exercise of share options	—	—	500,653	*	2,257	—	—	—	—	2,257
Share issuance from vest of restricted share units	—	—	932,063	1	—	—	—	—	—	1
Redesignation of shares	(1,348,900)	(1)	1,348,900	1	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(5,911)	—	—	(5,911)

Balance at March 31, 2025	82,366,214	51	332,140,288	218	41,747,152	48,642	260,905	(27,670,561)	(6,059)	14,380,348

*	Less than 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the Three Months Ended March 31,
	2024	2025	2025
	RMB	RMB	US$ Note 2(d)
Cash flows from operating activities:
Net loss	(764,631)	(10,677)	(1,472)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	164,439	106,318	14,651
Amortization of intangible assets	456,356	388,172	53,492
Amortization of right-of-use assets	40,476	39,907	5,499
Amortization of debt issuance costs	4,885	71	10
Share-based compensation expenses	264,586	290,765	40,068
Allowance for expected credit losses	55,249	10,000	1,378
Inventory provision	(351)	(5,452)	(751)
Deferred income taxes	(14,350)	(11,242)	(1,549)
Unrealized exchange (gains)/losses	(1,468)	1,777	245
Unrealized fair value changes of investments	(26,260)	39,520	5,446
Loss on disposal of property and equipment	2,213	3,125	431
(Gain)/loss from equity method investments	(8,152)	8,021	1,105
Impairments of long-term investments	68,027	30,750	4,237
Loss of convertible senior notes repurchase	20,941	—	—
Changes in operating assets and liabilities:
Accounts receivable	254,737	215,351	29,676
Amount due from related parties	(26,574)	(16,071)	(2,214)
Prepayments and other assets	190,569	182,570	25,159
Other long-term assets	8,823	(7,403)	(1,020)
Accounts payable	26,741	181,410	24,999
Salary and welfare payable	(286,535)	(398,911)	(54,971)
Taxes payable	(65,613)	(51,970)	(7,162)
Deferred revenue	33,518	46,375	6,391
Accrued liabilities and other payables	273,641	288,292	39,728
Amount due to related parties	125	3,616	498
Other long-term liabilities	(33,695)	(32,219)	(4,441)

Net cash provided by operating activities	637,697	1,302,095	179,433

Cash flows from investing activities:
Purchase of property and equipment	(93,048)	(35,699)	(4,919)
Purchase of intangible assets	(120,560)	(351,785)	(48,477)
Purchase of short-term investments	(4,605,100)	(15,219,419)	(2,097,292)
Maturities of short-term investments	5,437,674	14,026,436	1,932,895
Cash paid for long-term investments including loans	(70,950)	(292,000)	(40,239)
Repayment of loans from investees	60,100	13,000	1,791
Cash received from disposal/return of long–term assets	549	6,536	901
Placements of time deposits	(2,708,871)	(2,013,934)	(277,528)
Maturities of time deposits	2,862,176	1,660,348	228,802

Net cash provided by/(used in) investing activities	761,970	(2,206,517)	(304,066)

Cash flows from financing activities:
Proceeds of short-term loan	749,000	900,000	124,023
Repayment of short-term loan	(244,226)	(651,000)	(89,710)
Proceeds from exercise of employees’ share options	1	2,258	311
Repurchase of convertible senior notes	(3,046,017)	—	—

Net cash (used in)/provided by financing activities	(2,541,242)	251,258	34,624

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(12,837)	6,632	914
Net decrease in cash and cash equivalents and restricted cash	(1,154,412)	(646,532)	(89,095)
Cash and cash equivalents and restricted cash at beginning of the period	7,241,821	10,299,382	1,419,293

Cash and cash equivalents and restricted cash at end of the period	6,087,409	9,652,850	1,330,198

Including:

BILIBILI INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (All amounts in thousands)
Cash and cash equivalents at end of the period	6,037,409	9,601,900	1,323,177
Restricted cash at end of the period	50,000	50,950	7,021
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	33,862	24,405	3,363
Cash paid for interest expense	14,700	24,614	3,392
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by accounts payable	173,105	48,680	6,708
Acquisitions and investments financed by payables	—	24,000	3,307
Intangible assets purchases financed by payables	896,546	571,573	78,765

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Bilibili Inc. (the “Company” or “Bilibili”) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

In April 2018, the Company completed its IPO on the NASDAQ Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange.

On October 3, 2022 (the “Primary Conversion Effective Date”), the Company’s voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the NASDAQ Global Select Market in the United States.

In January 2023, the Company completed the offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2,689.4 million). Shortly thereafter, the Company completed repurchased of an aggregate principal amount of US$384.8 million (RMB2.6 billion) of its outstanding 0.50% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2.2 billion), which was funded by the net proceeds from the ADS Offering.

As of March 31, 2025, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong, 2014	100	Investment holding
Hode HK Limited	Hong Kong, 2014	100	Investment holding
Chaodian HK Limited	Hong Kong, 2019	100	Investment holding
Bilibili Co., Ltd.	Japan, 2014	100	Business development
Hode Shanghai Limited (“Hode Shanghai”)	PRC, 2014	100	Technology development[1]
Shanghai Bilibili Technology Co., Ltd.	PRC, 2016	100	Technology development[1]
Chaodian (Shanghai) Technology Co., Ltd.	PRC, 2019	100	E-commerce and advertising[1]

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1. Operations (Continued)

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Interest	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”)	PRC, 2013	100*	Mobile game operation[2]
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC, 2014	100*	Video distribution and game distribution[2]
Sharejoy Network Technology Co., Ltd. (“Sharejoy Network”)	PRC, 2014	100*	Game distribution[2]
Shanghai Hehehe Culture Communication Co., Ltd. (“Shanghai Hehehe”)	PRC, 2014	100*	Comics distribution[2]
Shanghai Anime Tamashi Cultural Media Co., Ltd. (“Shanghai Anime Tamashi”)	PRC, 2015	100*	E-commerce platform[2]

*	Hode Shanghai is the primary beneficiary of the major VIEs and VIEs’ subsidiaries.
1	These companies were established in the PRC in the form of wholly foreign-owned enterprises.
2	These companies were established in the PRC in the form of investment solely by legal corporations or controlled by natural person(s).

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1. Operations (Continued)

The following combined financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2024 and March 31, 2025 and for the three months ended March 31, 2024 and 2025 included in the accompanying consolidated financial statements of the Group was as follows:

	December 31, 2024	March 31, 2025
	RMB in thousands
Cash and cash equivalents	2,108,946	3,403,391
Time deposits	21,560	21,762
Restricted cash	50,000	50,950
Accounts receivable, net	623,464	674,762
Amounts due from Group companies	532,700	608,799
Amount due from related parties	17,233	30,050
Prepayments and other current assets	382,386	373,771
Short-term investments	537,432	96,217
Long-term investments, net	1,714,647	1,726,428
Other non-current assets	4,647,176	4,540,557

Total assets	10,635,544	11,526,687

Accounts payable	3,650,374	3,859,930
Salary and welfare payables	426,568	289,491
Taxes payable	135,235	141,624
Short-term loan	600,000	699,000
Deferred revenue	2,727,174	2,751,749
Accrued liabilities and other payables	895,670	1,053,477
Amounts due to the Group companies	10,362,724	10,399,714
Amounts due to related parties	4,463	32,038
Other long-term payable	400,630	403,174

Total liabilities	19,202,838	19,630,197

Total Bilibili Inc’s shareholders’ deficit	(8,575,962)	(8,111,883)
Noncontrolling interests	8,668	8,373

Total shareholders’ deficit	(8,567,294)	(8,103,510)

Total liabilities and shareholders’ deficit	10,635,544	11,526,687

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1. Operations (Continued)

	For the Three Months Ended March 31,
	2024	2025
	RMB in thousands
Third-party revenues	3,634,786	4,669,901
Inter-company revenues	224,619	166,943

Total revenues	3,859,405	4,836,844
Net income	96,196	464,112

	For the Three Months Ended March 31,
	2024	2025
	RMB in thousands
Net cash provided by operating activities	920,948	1,456,590

Net cash provided by investing activities	19,885	71,822

Net cash used in financing activities	(1,105,863)	(225,051)

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

1. Operations (Continued)

Liquidity

The Group incurred net losses of RMB764.6 million and RMB10.7 million for the three months ended March 31, 2024 and 2025, respectively. Net cash provided by operating activities was RMB637.7 million and RMB1,302.1 million for the three months ended March 31, 2024 and 2025, respectively. Accumulated deficit was RMB27,661.5 million and RMB27,670.6 million as of December 31, 2024 and March 31, 2025, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling costs and operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group has been continuously receiving financing support from outside investors. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial statements. The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

2. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for a complete set of financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of March 31, 2025, and the results of operations and cash flows for the three months ended March 31, 2024 and 2025. The consolidated balance sheet at December 31, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes as of and for the year ended December 31, 2024. Results for the three months ended March 31, 2025 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and VIEs (inclusive of the VIEs’ subsidiaries) have been eliminated upon consolidation. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

2. Significant Accounting Policies (Continued)

c) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, and assessment for the impairment of long-term investments accounted for using the measurement alternative.

d) Convenience Translation

Translations of balances on the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations and comprehensive loss and unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the three months ended March 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2567, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at such rate.

e) Contract balance

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and e-commerce platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the receipts in advance balance at the beginning of the period was RMB2,074.4 million and RMB2,811.6 million for the three months ended March 31, 2024 and 2025, respectively.

f) Receivables, net

The following table sets out movements of the allowance for expected credit losses for the three months ended March 31, 2024 and 2025, respectively:

	For the Three Months Ended March 31,
	2024	2025
	RMB in thousands
Beginning balance	219,201	283,993
Provisions	55,249	10,000
Write-offs	(916)	(33,131)

Ending balance	273,534	260,862

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

3. Concentrations and Risks

a) Telecommunications service provider

The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the three months ended March 31, 2024 and 2025 was as follows:

	For the Three Months Ended March 31,
	2024	2025
Total number of telecommunications service providers	96	103
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	4	2
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	53%	32%

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, convertible senior notes and accounts payable denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the convertible senior notes and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Group’s cash flows, revenues, earnings and financial positions.

c) Credit risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, restricted cash, accounts receivable and financial products (recorded in the short-term and long-term investments) with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2024 and March 31, 2025, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from advertising, VAS and mobile game services (mainly relates to remittances due from payment channels and distribution channels). The following table presents distribution channel and customer that had receivable balance exceeding 10% of the Group’s gross accounts receivable balance as of December 31, 2024 and March 31, 2025.

RMB in thousands	December 31, 2024	March 31, 2025
Distribution channel A	192,405	296,002
Customer A	168,503	146,088

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

3. Concentrations and Risks (Continued)

d) Major customers and supplying channels

No single customer represented 10% or more of the Group’s net revenues for the three months ended March 31, 2024 and 2025, respectively.

The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. There is no single distribution channel of mobile games generated 10% or more of the Group’s net revenues for the three months ended March 31, 2024 and 2025, respectively.

e) Mobile games

Mobile game revenues accounted for 17% and 25% of the Group’s total net revenues for the three months ended March 31, 2024 and 2025, respectively.

One mobile game individually contributing more than 10% of the Group’s total net revenues for the three months ended March 31, 2025, as follows:

	For the Three Months Ended March 31,
	2024	2025
Mobile game 1	below 10%	11%

4. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2024	March 31, 2025
	RMB in thousands
Prepayments for revenue sharing cost*	305,818	285,198
Inventories, net	255,185	233,741
Prepayments for sales tax	172,756	148,077
Deposits	138,561	135,485
Prepayments of marketing and other operational expenses	64,065	67,046
Prepayments to inventory suppliers	39,584	60,035
Interest income receivable	78,343	39,342
Prepayments for content cost	20,064	20,878
Prepayments /receivables relating to jointly invested content	2,250	6,814
Loans to investees or ongoing investments	21,465	5,898
Others	50,020	50,287

Total	1,148,111	1,052,801

*

App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheets as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end-users.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

5. Short-term Investments

The following is a summary of short-term investments:

	December 31, 2024	March 31, 2025
	RMB in thousands
Investments in publicly traded companies	424,755	373,081
Financial products	2,281,780	3,483,754

Total	2,706,535	3,856,835

For the three months ended March 31, 2024 and 2025, the Group recorded investment income of RMB26.3 million and investment loss of RMB27.1 million related to short-term investments on the unaudited interim condensed consolidated statements of operations and comprehensive loss, respectively.

6. Property and Equipment, Net

The following is a summary of property and equipment, net:

	December 31, 2024	March 31, 2025
	RMB in thousands
Leasehold improvements	222,925	219,958
Servers and computers	3,406,915	3,359,646
Others	64,799	64,718

Total	3,694,639	3,644,322
Less: accumulated depreciation	(3,105,412)	(3,122,213)

Net book value	589,227	522,109

Depreciation expenses were RMB164.4 million and RMB106.3 million for the three months ended March 31, 2024 and 2025, respectively. No impairment was recognized for any of periods presented.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

7. Intangible Assets, Net

The following is a summary of intangible assets, net:

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	8,804,134	(6,686,903)	2,117,231
License rights of mobile games	310,676	(240,913)	69,763
Intellectual property and others	2,374,595	(1,360,577)	1,014,018

Total	11,489,405	(8,288,393)	3,201,012

	As of March 31, 2025
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	9,154,012	(6,977,999)	2,176,013
License rights of mobile games	273,435	(210,066)	63,369
Intellectual property and others	2,386,422	(1,426,259)	960,163

Total	11,813,869	(8,614,324)	3,199,545

Amortization expenses were RMB456.4 million and RMB388.2 million for the three months ended March 31, 2024 and 2025, respectively. No impairment charge was recognized for any of the periods presented.

8. Long-term Investments, Net

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative, equity investments accounted for using the equity method and other investments accounted for at fair value.

	December 31, 2024	March 31, 2025
	RMB in thousands
Equity investments accounted for using the measurement alternative	1,917,527	1,891,676
Equity investments accounted for using the equity method	1,834,070	1,866,050
Investments accounted for at fair value	159,995	161,768

Total	3,911,592	3,919,494

Equity investments using the measurement alternative

The Group elects to use measurement alternative for recording equity investments without readily determinable fair values at cost, less impairment, adjusted for subsequent observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investments will be recognized in current earning, whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in “Investment loss, net (including impairments)” equal to the difference between the carrying value and fair value.

No re-measurement loss of equity investments accounted for using the measurement alternative was recognized for the three months ended March 31, 2024 and 2025, respectively.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

8. Long-term Investments, Net (Continued)

Equity investments using the measurement alternative (Continued)

For equity investments accounted for using the measurement alternative as of December 31, 2024, the Company recorded cumulative upward adjustments of nil and cumulative impairments and downward adjustments of RMB1,187.6 million.

For equity investments accounted for using the measurement alternative as of March 31, 2025, the Company recorded cumulative upward adjustments of nil and cumulative impairments and downward adjustments of RMB1,214.4 million.

The Group recorded impairment charges for long-term investments of RMB68.0 million and RMB30.8 million as “Investment loss, net (including impairments)” for the three months ended March 31, 2024 and 2025, respectively, as the investees’ unsatisfied financial performance with no obvious upturn or potential financing solutions in the foreseeable future, and the Group determined the fair value of these investments was less than their carrying value.

No disposal gain or loss was recognized for the three months ended March 31, 2024 and 2025, respectively.

Equity investments accounted for using the equity method

RMB8.2 million of the Group’s proportionate share of equity investee’s net income and RMB8.0 million of the Group’s proportionate share of equity investee’s net loss was recognized in “Investment loss, net (including impairments)” for the three months ended March 31, 2024 and 2025, respectively.

Investments accounted for at fair value

Investments accounted for at fair value primarily include financial products with variable interest rates referenced to performance of underlying assets and with original maturities more than one year and investments in publicly traded companies with an intention of holding more than one year. A gain of RMB1.9 million and RMB2.0 million resulted from the change in fair value was recognized in “Investment loss, net (including impairments)” for the three months ended March 31, 2024 and 2025, respectively.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

9. Taxation

Composition of income tax

The following table presents the composition of income tax expenses for the three months ended March 31, 2024 and 2025:

	For the Three Months Ended March 31,
	2024	2025
	RMB in thousands
Current income tax expenses	10,014	21,749
Withholding income tax expenses	5,898	1,081
Deferred tax benefits	(14,350)	(11,242)

Total	1,562	11,588

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

10. Taxes Payable

The following is a summary of taxes payable as of December 31, 2024 and March 31, 2025:

	December 31, 2024	March 31, 2025
	RMB in thousands
Enterprise income tax (“EIT”) payable	134,304	149,704
Value-added tax (“VAT”) payable	92,043	55,904
Withholding income tax payable	41,626	29,991
Withholding individual income taxes for employees	42,051	24,573
Others	118,908	116,789

Total	428,932	376,961

11. Short-term loan and current portion of long-term debt

	Balance at December 31, 2024			Balance at March 31, 2025
	Interest Rate Range	Maturity Date	Amount	Interest Rate Range	Maturity Date	Amount
			RMB in thousands
Unsecured bank loans	2.30%~2.70%	Within 12 months	1,571,179	1.70%~2.50%	Within 12 months	1,817,467
2027 Notes (Note 13)	1.25%	Within 12 months	657	1.25%	Within 12 months	657

Total			1,571,836			1,818,124

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

12. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2024 and March 31, 2025:

	December 31, 2024	March 31, 2025
	RMB in thousands
Accrued marketing expenses	1,292,710	1,478,383
Advances from/payables to third parties	551,167	597,262
Payables to producers and licensors	228,493	228,729
Leasing liabilities - current portion	214,624	215,821
Professional fees	86,795	108,210
Deposits	78,473	90,630
Consideration payable for acquisitions and investments	10,122	10,109
Interest payable	4,188	7,346
Other staff related cost	5,480	6,932
Others	82,229	101,791

Total	2,554,281	2,845,213

13. Long-term debt

	December 31, 2024	March 31, 2025
	RMB in thousands
Long-term bank loans	3,069,000	3,069,000
Other long-term borrowing	100,000	100,000
Convertible senior notes	95,153	95,089

Total	3,264,153	3,264,089

Long-term bank loans

The Group’s long-term bank loans were RMB3,100.0 million in aggregate. As of March 31, 2025, the current portion of RMB31.0 million (US$4.3 million) was classified as short-term loans (Note 11) and the remaining RMB3,069.0 million (US$422.9 million) was reported as long-term debt. The Group’s long-term bank loans were substantially credit borrowing and the interest rate was 2.4% as of March 31, 2025. The Group is in compliance with all of the loan covenants as of March 31, 2025.

As of March 31, 2025, the long-term bank loans, including the portion due within one year which were recorded in “short-term loans and current portion of long-term debt”, will be repaid according to the following schedule:

RMB in thousands
2025	31,000
2026	3,069,000
Total	3,100,000

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

13. Long-term debt (Continued)

Convertible Senior Notes

April 2026 Notes

In April 2019, the Group issued US$500.0 million of April 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the April 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The April 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.

As of December 31, 2024 and March 31, 2025, the principal amount of April 2026 Notes was RMB86.3 thousand and RMB86.1 thousand, respectively. The unamortized debt issuance costs were RMB0.4 thousand and RMB0.3 thousand as of December 31, 2024 and March 31, 2025, respectively.

The issuance costs of the April 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., April 1, 2026). For the three months ended March 31, 2024 and 2025, the April 2026 Notes related interest expense was US$1.8 million and US$0.1 thousand (RMB0.4 thousand), respectively.

For the three months ended March 31, 2024, the Company repurchased an aggregate principal amount of US$429.3 million (RMB3.0 billion) April 2026 Notes with an aggregate cash consideration of US$429.3 million (RMB3.0 billion).

2027 Notes

In June 2020, the Group issued US$800.0 million of 2027 Notes with an interest rate of 1.25% per annum. The net proceeds to the Company from the issuance of the 2027 Notes were US$786.1 million (RMB5,594.8 million), net of issuance costs of US$13.9 million (RMB98.6 million). The 2027 Notes may be converted, at an initial conversion rate of 24.5516 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$40.73 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of June 15, 2027.

Holders of the 2027 Notes may require the Company to repurchase all or part of their 2027 Notes in cash on June 15, 2023 and June 15, 2025, or in the event of certain fundamental changes at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

As of December 31, 2024 and March 31, 2025, the principal amount of 2027 Notes was RMB0.7 million and RMB0.7 million, respectively. The unamortized debt issuance costs were RMB4.2 thousand and RMB3.7 thousand as of December 31, 2024 and March 31, 2025, respectively.

The issuance costs of the 2027 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., June 15, 2027). For the three months ended March 31, 2024 and 2025, the 2027 Notes related interest expense was US$0.3 thousand and US$0.3 thousand (RMB2.5 thousand), respectively.

As of March 31, 2025, the carrying amount of RMB0.7 million (US$91.5 thousand) of the 2027 Notes are short-term in nature as the 2027 Notes holder had a non-contingent option to require the Group to repurchase for cash all or any portion of their 2027 Notes within one year.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

13. Convertible senior notes (Continued)

December 2026 Notes

In November 2021, the Group issued US$1,600 million of December 2026 Notes with an interest rate of 0.50% per annum. The net proceeds to the Company from the issuance of the December 2026 Notes were US$1,576.6 million (RMB10.1 billion), net of issuance costs of US$23.4 million (RMB149.6 million). The December 2026 Notes may be converted, at an initial conversion rate of 10.6419 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$93.97 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of December 1, 2026. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs, at the Company’s election. Holders of the Notes may elect to receive Class Z ordinary shares in lieu of any ADSs deliverable upon conversion.

As of December 31, 2024 and March 31, 2025, the principal amount of December 2026 Notes was RMB95.6 million and RMB95.5 million, respectively. The unamortized debt issuance costs were RMB0.5 million and RMB0.5 million as of December 31, 2024 and March 31, 2025, respectively.

The issuance costs of the December 2026 Notes were amortized to interest expense over the contractual life to the maturity date (i.e., December 1, 2026). For the three months ended March 31, 2024 and 2025 the December 2026 Notes related interest expense was US$0.9 million and US$26.4 thousand (RMB0.2 million), respectively.

The Company accounted for the April 2026 Notes, 2027 Notes and December 2026 Notes as single instruments as debt measured at its amortized cost, as none of the embedded features require bifurcation and recognition as derivatives and the April 2026 Notes, 2027 Notes and December 2026 Notes were not issued with a substantial premium. The issuance costs were recorded as an adjustment to the debt and are amortized as interest expense using the effective interest method.

For the three months ended March 31, 2024 and 2025, no April 2026 Notes, 2027 Notes and December 2026 Notes were converted.

The following table provides a summary of the Company’s non-current portion of unsecured senior notes as of December 31, 2024 and March 31, 2025:

	December 31, 2024	March 31, 2025	Effective interest rate
	Amounts	Amounts
	RMB in thousands
April 2026 Notes	86	86	1.74%
December 2026 Notes	95,067	95,003	0.80%

Carrying value	95,153	95,089
Unamortized discount and debt issuance costs	539	467

Total principal amounts of unsecured senior notes	95,692	95,556

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

14. Share-based Compensation

As of March 31, 2025, total unrecognized compensation expenses related to unvested service-based RSUs granted under the 2018 Plan, adjusted for estimated forfeitures, was RMB1,634.9 million, which is expected to be recognized over a weighted-average period of 3.4 years and may be adjusted for future changes in estimated forfeitures.

The following table presents a summary of the Group’s service-based RSUs activities for the three months ended March 31, 2024 and 2025:

	Total Number of shares	Weighted Average Granted Fair value
	(In thousands)	US$
Outstanding at January 1, 2024	9,681	19.53
Granted	2,425	11.20
Vested	(12)	24.59
Forfeited	(530)	16.24

Unvested at March 31, 2024	11,564	17.92

Outstanding at January 1, 2025	17,275	18.14
Granted	1,207	19.11
Vested	(932)	21.03
Forfeited	(561)	18.18

Unvested at March 31, 2025	16,989	18.05

The aggregate number of Class Z Ordinary Shares available for future grant under the 2018 Plan was 35,885,937 as of March 31, 2025.

As of March 31, 2025, total unrecognized compensation expenses related to unvested options granted under the Global Share Plan and the 2018 Plan, adjusted for estimated forfeitures, was RMB1,003.0 million, which is expected to be recognized over a weighted-average period of 1.8 years and may be adjusted for future changes in estimated forfeitures.

The following table presents a summary of the Group’s share option activities for the three months ended March 31, 2024 and 2025:

	Total Number of shares	Weighted Average Exercise Price
	(In thousands)	US$
Outstanding at January 1, 2024	17,939	2.4701
Granted	—	—
Exercised	(560)	0.0001
Forfeited	(398)	0.0001

Outstanding at March 31, 2024	16,981	1.4272

Outstanding at January 1, 2025	13,110	1.6543
Granted	—	—
Exercised	(501)	0.6275
Forfeited	(147)	8.2511

Outstanding at March 31, 2025	12,462	1.6122

Exercisable at March 31, 2025	7,329	2.1307

No further options would be granted under the 2018 Share Incentive Plan after the Primary Conversion Effective Date.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

15. Net Loss per Share

For the three months ended March 31, 2024 and 2025, the Company had potential ordinary shares, including share options, RSUs granted, and ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, where applicable. As the Group incurred losses for the three months ended March 31, 2024 and 2025, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

For the three months ended March 31, 2024, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 354,345 shares, 16,187 shares, 17,347,182 shares, 2,260 shares and 4,601,632 shares, respectively.

For the three months ended March 31, 2025, the numbers of share options, RSUs and the number of ordinary shares issuable upon the conversion of the April 2026 Notes, 2027 Notes and December 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 1,179,575 shares, 4,336,982 shares, 485 shares, 2,260 shares and 141,537 shares, respectively.

The following table sets forth the computation of basic and diluted net loss per share for the three months ended March 31, 2024 and 2025:

	For the Three Months Ended March 31,
	2024	2025
	RMB in thousands, except for share and per share data
Numerator:
Net loss	(764,631)	(10,677)
Net loss attributable to noncontrolling interests	16,086	1,575

Net loss attributable to Bilibili Inc.’s shareholders for basic/dilutive net loss per share calculation	(748,545)	(9,102)

Denominator:
Weighted average number of ordinary shares outstanding, basic	415,274,340	420,086,397
Weighted average number of ordinary shares outstanding, diluted	415,274,340	420,086,397
Net loss per share, basic	(1.80)	(0.02)
Net loss per share, diluted	(1.80)	(0.02)

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

16. Related Party Transactions and Balances

The Group entered into the following significant related party transactions for the periods presented:

	For the Three Months Ended March 31,
	2024	2025
	RMB in thousands
Loans to an equity investee[1]	—	270,000
Purchases of goods and services	40,310	27,210
Repayment of loans and interest from the Entity[2]	55,100	—
Investment income and interest income	8,889	7,960
Sales of goods and services	3,903	1,560

The Group had the following significant related party balances as of December 31, 2024 and March 31, 2025, respectively:

	December 31, 2024	March 31, 2025
	RMB in thousands
Amount due from related parties
Due from the Entity[2]	609,823	614,619
Due from investment funds[3]	37,519	37,519
Due from other investees[1]	139,335	419,332

Total	786,677	1,071,470

Amount due to related parties[4]	4,549	32,164

1.	In 2025, the Company provided interest-bearing loans of RMB270.0 million to an equity investee, which is non-trade in nature, with annual interest rate of 4.50%.
2.

The Company established the Entity with an independent third party and two entities controlled by Mr. Rui Chen and Ms. Ni Li, respectively, to acquire the land use rights for a parcel of land in Shanghai for future construction. The balance as of December 31, 2024 and March 31, 2025 represents interest-bearing loans and interest expenses related to the Entity, which are non-trade in nature. The annual interest rates of the loans were 3.95% and 3.60% as of December 31, 2024 and March 31, 2025, respectively.

3.

The balances due from the investment funds, of which the Company is their limited partners, as of December 31, 2024 and March 31, 2025 were consideration receivables related to the equity investments transferred, which is non-trade in nature.

4.

The balances as of December 31, 2024 mainly represent the payables in trade nature. The balances as of March 31, 2025 mainly represent consideration related to long-term investments, which is non-trade in nature.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

17. Subsequent Events

No subsequent event which had a material impact on the Group was identified through the date of issuance of the financial statements.